Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 for the “shelf” registration of common stock, preferred stock, depositary shares, warrants and units for Farmers Capital Bank Corporation of our report, dated March 12, 2008, on the consolidated financial statements of Farmers Capital Bank Corporation and the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Farmers Capital Bank Corporation for the year ended December 31, 2007 and to the reference to us under the heading “Experts” in the prospectus.

Crowe Horwath LLP

Louisville, Kentucky
February 4, 2009